Exhibit 99.1

Borr Drilling Announces Pricing of Public Offering of Common Shares

Hamilton, Bermuda, August 10, 2022. Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) announces today that it  has priced its previously announced offering of 69,444,444 common shares, at a price of $3.60 per common share for total gross proceeds of $250 million.  The Company has also granted the underwriters a 30-day option to purchase up to an additional 6,944,444 common shares at the offering price minus underwriting discounts.

No securities in the offering were offered or will be listed on Oslo Stock Exchange.

The Company plans to use the proceeds from the offering to consummate a refinancing with its lenders under its Syndicated Facility, New Bridge Facility, Hayfin Facility and shipyard delivery financing arrangements with Keppel and PPL, and for general corporate purposes, which may include, among other things, repayments of its debt obligations, payments to its creditors in return for potential concessions or extensions of current facilities, capital expenditures, including costs in connection with activations and re-activations of rigs being brought into operations, or funding of its working capital.

Closing of the offering is subject to (i) the Company’s authorized share capital being increased by 40,000,000 common shares, pursuant to a special general meeting to be held on August 16, 2022, (ii) the Company’s authorized share capital being further increased by 35,000,000 common shares pursuant to a second special general meeting to be held on August 25, 2022, and (iii) the Company having entered into binding term sheets or other binding agreements with all applicable lenders (or obtaining written commitments approved by the Company’s Board of Directors) under its Syndicated Facility, New Bridge Facility, Hayfin Facility and shipyard delivery financing arrangements with Keppel and PPL for a refinancing of those facilities on the terms previously announced by the Company, no later than the time of the special general meeting to be held on August 16, 2022.

A first settlement of the offering is expected on August 17, 2022, subject to fulfilment of the conditions described in (i) and (iii) above. A second settlement is expected on August 26, 2022, for the remainder of the shares, provided all the conditions described above are satisfied.

DNB Markets, Clarksons Securities, Pareto Securities, ABG Sundal Collier ASA, Arctic Securities AS, Fearnley Securities and  SpareBank 1 Markets are the book-running managers for the offering.  Cleaves Securities AS is a co-manager for the offering.

The offering was made pursuant to an effective automatic shelf registration statement, which has been filed by the Company with the Securities and Exchange Commission (“SEC”) on July 26, 2022. The offering of the common shares was made only by means of a prospectus and a related prospectus supplement. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the final prospectus supplement and accompanying prospectus related to the offering may be obtained, when available, by contacting DNB Markets, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at: compliance.marketsinc@dnb.no.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange on August 30, 2017 and on the New York Stock Exchange on July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit the Company’s website at: www.borrdrilling.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “anticipate,” “plan,” “expect,” or other similar expressions. These forward-looking statements include statements with respect to the offering, the conditions to the offering, including the refinancing with certain of its lenders, the intended use of proceeds, and other non-historical statements.  The forward-looking statements included in this press release are subject to significant risks, uncertainties, contingencies and factors that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements including risks related to the conduct of the offering, the use of proceeds, whether the conditions to closing of the offering will be met, the risk that the Company will not consummate the proposed refinancing, the number of shares to be sold in the offering and other risks described in the Company’s most recent Annual Report on Form 20-F and other filings of the Company with the SEC. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

August 10, 2022

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +47 22483000